[LETTERHEAD OF STUBBS ALDERTON & MARKILES, LLP]

April 14, 2011

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Phototron Holdings, Inc.
Responses to Staff Comments of April 4, 2011 with respect to:
Current Report on Form 8-K
Filed March 9, 2011
File No. 000-50385

Ladies and Gentlemen:

On behalf of Phototron Holdings, Inc. (the “Company”), we hereby provide the following responses in reply to the comment letter dated April 4, 2011 (the “Comment Letter”) transmitted to the Company by the staff of the United States Securities and Exchange Commission (“Commission”), Division of Corporation Finance (the “Staff”).  The factual information provided herein relating to the Company has been made available to us by the Company.  Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter.

General

1.
At the top of page 2 you reference section 27A of the Securities Act and section 21E of the Securities Exchange Act.  However, remove these references to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 because they do not apply to penny stocks.

The Company acknowledges the Staff’s comment.  The Company will remove the references to the Private Securities Litigation Reform Act of 1995 from the safe harbor statement in an amendment (the “Amendment”) to the Current Report on Form 8-K filed by the Company with the Commission on March 9, 2011 (the “Original 8-K”).

Securities and Exchange Commission
April 14, 2011

Description of Business, page 3

2.
Please revise to identify the sources supporting your statements that (i) gardening is the fastest growing hobby in the U.S., and (ii) hydroponic plants grow 30 to 50% faster.  Also, provide these materials to us on a supplemental basis and clearly cross-reference the information in the materials that support these statements.

The Company acknowledges the Staff’s comment.  The Company based the claim that gardening was the number one hobby in the United States on the statement on page 5 of the 2010 National Gardening Survey conducted by the National Gardening Association that “In 2009, an estimated 83 million households (72% of all U.S. households) participated in one or more type of do-it-yourself indoor and outdoor lawn and gardening activity….”  The Company based the claim that hydroponic plants grow 30 to 50% faster than plants grown in soil under the same conditions on statements from the Greentrees Hydroponics and PlantCare.com websites.  The Company has provided this information supplementally with this response.

Notwithstanding substantiation of the aforementioned claims, the Company intends to include the following revised disclosure in the Amendment which removes references to such claims:

“Phototron was formed on September 9, 2002 as a California corporation.  We sell and distribute mini-hydroponic greenhouses (“Phototron Units”) and horticultural seeds, mineral nutrient solutions, growing mediums and germination kits.”

“Hydroponic gardening generally describes the method of growing plants without soil.  Plants are typically grown in various growing mediums using a mineral nutrient solution.  Nutrient solutions contain substantially all of the minerals that plants normally would get from the soil in a more concentrated form.  Growing mediums aerate and support a plant’s root system while channeling the nutrient solution.  Consequently, the root system is exposed to more oxygen, which stimulates root growth and nutrient absorption.  Since plants do not have to use energy to search for the nutrients they require, the saved energy is used to grow faster and produce a greater yield.”

3.
We note that pages 4 and 5 disclose your aspirations to create an independent distribution network.  For instance, page 4 states:  “we plan to expand our marketing efforts with an independent distribution network;” and page 5 states “Distributors will pay to join our independent distribution network.”  However, the second and third paragraphs on page 6 suggest you already have a distribution network (“Our know-how includes more than ten years in the hydroponic gardening industry, over twenty years of direct sales expertise and a committed group of leaders and Distributors who have mastered the art of direct selling and who will emerge as the engine for our growth”).  Please revise to provide consistent disclosure.

Securities and Exchange Commission
April 14, 2011

The Company acknowledges the Staff’s comment.  The Company intends to create an independent distribution network, and has engaged personnel to create that independent distribution network.  The Company’s management has more than ten years of experience in the hydroponic gardening industry (Brian B. Sagheb has worked in the hydroponic gardening industry for over eight years as the Chief Executive Officer of Phototron, Inc. (“Phototron”) and Craig Ellins, the Company’s Executive Chairman, has been involved with hydroponic gardening  on a personal level for over two years), and over twenty years of work experience in direct sales industries (Craig Ellins has worked with direct selling business for over 15 years and Todd Denkin, the Company’s President, has worked with direct selling businesses for over eight years).  Messrs. Ellins and Denkin will serve as Distributors in the Company’s independent distribution network.  Consequently, while the Company will build its independent distribution network in 2011, it currently has the expertise, through its personnel, to build that network.

The Company intends to include the following revised disclosure in the Amendment to clarify the concepts outlined above:

“Our know-how includes more than ten years in the hydroponic gardening industry (based on Mr. Sagheb’s work experience over the last eight years and Mr. Ellins personal experience over the last two years), over twenty years of direct sales expertise (based on Mr. Ellins’ fifteen years of work experience and Mr. Denkin’s eight years of work experience in direct selling industries) and a committed group of leaders and Distributors (including Messrs. Ellins and Denkin) who have mastered the art of direct selling and who will emerge as the engine for our growth.”

Intellectual Property, page 6

4.
We note your statement that you “hold all rights to the www.phototron.com domain name.”  A visit to the website, however, includes information apparently related to a company other than yours.  Please advise or revise.

The Company acknowledges the Staff’s comment.  The Company has updated the information on the Company’s website located at www.phototron.com.

Securities and Exchange Commission
April 14, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 8

5.	We note your statement that you will experience the added costs of being a public company. Revise to estimate these costs per year.

The Company acknowledges the Staff’s comment.  The Company intends to include the following revised disclosure in the Amendment:

“Operating expenses consist primarily of payroll and related costs and corporate infrastructure costs.  We expect that our operating expenses will increase as we hire additional staff and continue executing our business plan.  We anticipate incurring approximately $212,500 in added annual costs related to operating as a public company, consisting of accounting and audit-related fees, legal fees, director and officer insurance premiums and filing and other miscellaneous fees.”

6.	We note you will begin a direct sales program in 2011 using independent distributors. Disclose the costs of starting this program and estimate the costs once it is established.

The Company acknowledges the Staff’s comment.  The Company intends to file the following revised disclosure in the Amendment:

“Starting in 2011, we anticipate that our direct sales program will increase the number of independent Distributors selling our products.  These Distributors will be focused on selling Phototron Units to new customers as well as re-orders and aftermarket part sales and nutrients.  Distributors in our direct sales program will have financial incentives to sell products directly to customers and to recruit additional distributors.  All of our Distributors will be compensated on a commission basis.  We believe that this model will accelerate the growth in our product awareness and our revenues.  We anticipate spending approximately $69,000 to implement this program (consisting of legal fees for documenting our compensation agreement, fees for financial models related to the compensation structure for the program and website design and database fees) and approximately $164,000 annually to maintain this program, in addition to commission payments we will make to our Distributors from time to time.”

7.	Disclose the name of the shareholder who lent you $20,000 in 2010.

The Company acknowledges the Staff’s comment.  The Company intends to file the following revised disclosure in the Amendment:

Securities and Exchange Commission
April 14, 2011

“During 2010, cash used in financing activities was $11,900.  This compares to cash provided by financing activities of $250 during 2009.  During 2010 and 2009, we made principal payments on our notes payable of $31,900 and $29,570 respectively.  During 2010, we borrowed $20,000 from Woodman Management Corporation, one of our shareholders.  This amount was unsecured, bore interest at the rate of 8% per annum and was due on demand.  During 2009, we borrowed approximately $30,000 from our Chief Executive Officer.  As of December 31, 2010, we have borrowed an aggregate of $44,000 from our Chief Executive Officer.  This amount is unsecured, non-interest bearing and due on demand.”

Directors and Executive Officers, Promoters and Control Persons, page 20

8.
Please revise to indicate the specific experience, qualifications, attributes or skills that led to the conclusion that each individual should serve as a director for Phototron Holdings, Inc.  Please refer to Item 401(e)(1) of Regulation S-K.

The Company acknowledges the Staff’s comment.  The Company intends to file the following revised disclosure in the Amendment:

“Craig Ellins. From creating television’s first 24-hour live shopping network, to developing the internet’s first streaming video business opportunity, Mr. Ellins has spent more than 30 years discovering emerging trends and creating start-ups.  He began his career by launching ACC, a chain of auto smog check centers.  During that time, he created CVR - the first network connecting multiple DMV databases to smog check facilities.  It’s a system that’s still in use today.  Mr. Ellins sold CVR to ADP and served as an officer at the company.  He went on to serve as head of Business Development at Fingerhut Corporation.  Then in 1995, he turned his attention to the internet and created helloNetwork, Inc. - pioneering live and on-demand streaming video.  helloNetwork was named the Nevada e-Company of the year and was featured on the cover of the New York Times.  Following that success, Mr. Ellins launched VMdirect and helloWorld – the first online streaming video company to offer a home-based business opportunity.  Mr. Ellins served as CEO from 2001 to 2008 and grew the company to a value of over $300 million.  Mr. Ellins’ past experience in the direct sales industry, including executive experience at a public direct sales company, led to the conclusion that Mr. Ellins should serve on our board of directors in light of our proposed business and structure.

Brian B. Sagheb. Mr. Sagheb has served as a financial and operational executive in Fortune 500 corporations and venture backed start-ups.  Mr. Sagheb has served as the Chief Executive Officer of Phototron since September 2002.  He has also served as the CFO of SolarX – a renewable energy provider.  As an entrepreneur Mr. Sagheb, has purchased and grown several successful businesses.  Mr. Sagheb also owned West Coast Gourmet Distributors, which provides natural and organic products to health food and gourmet retailers.  Before his entrepreneurial business ventures, Mr. Sagheb served as Controller/CFO of Perks.com and was VP/Director of Finance for Oediv.com.  In addition, Mr. Sagheb’s impressive background and experience includes SunAmerica, Thorson & Associates Insurance, Rogers & Cowan and Orion Pictures.  Mr. Sagheb’s service as the Chief Executive Officer of Phototron and experience with the production and sales of our products led to the conclusion that Mr. Sagheb should serve on our board of directors in light of our proposed business and structure.

Securities and Exchange Commission
April 14, 2011

Todd Denkin. Mr. Denkin has more than a decade of networking and marketing experience.  He is a 30-year veteran of the TV and film industry, working at top companies like Dick Clark Productions, Barris/Guber/Peters, Chris Bearde Productions, the Nickelodeon Network, Disney/MGM Studios and Time Warner.  Mr. Denkin has been a key contributor to shows for ABC, NBC, CBS, ESPN and MTV.  He was also involved in “The Australian Experience,” a film featured on The Today Show and screened at the opening ceremonies of the 2000 Olympics.  Mr. Denkin became “The Accidental Networker” when he registered in his first network marketing opportunity and was one of the first distributors to take part in a new internet phenomenon.  Mr. Denkin’s early action helped him earn millions in commissions with over 35,000 people in his organization.  More importantly, it taught him the tips and secrets to growing a huge business organization from home.  Mr. Denkin has traveled around the world, inspiring thousands of people to build wealth in their lives.  Mr. Denkin’s past experience in building and leading successful direct sales organizations led to the conclusion that Mr. Denkin should serve on our board of directors in light of our proposed business and structure.”

Certain Relationships and Related Transactions, page 24

9.
Please revise to provide the information required by Item 404(a) regarding the shareholder who loaned you $20,000 and the amounts due to your CEO.  Please refer to Item 404(d) of Regulation S-K in reference to smaller reporting companies.

The Company acknowledges the Staff’s comment.  The Company intends to file the following revised disclosure in the Amendment:

“Other than the transactions described below, since January 1, 2010, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party:

•	in which the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years; and

•	in which any director, executive officer, other stockholders of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

Securities and Exchange Commission
April 14, 2011

On February 3, 2010, we entered into a Consulting, Confidentiality and Proprietary Rights Agreement with Venor, Inc. pursuant to which Venor, inc. provided financial services as well as services, through Eric Stoppenhagen, in the capacity of Chief Executive Officer, Chief Financial Officer, President, Treasurer, Secretary and sole director.  These services were provided for a fixed fee of $4,000 on a month to month basis.  We terminated this agreement at the Closing.

On March 5, 2010, we entered into a revolving promissory note agreement with Woodman Management Corporation ("Woodman"), an affiliate of W-Net Fund I, L.P., a greater than 5% stockholder.  Under the revolving note, we can borrow up to a maximum principal amount of $250,000.  Interest accrues from the date of any advances on any principal amount withdrawn, and on accrued and unpaid interest thereon, at the rate of 8% per annum, compounded annually.  All unpaid principal and interest was due on March 5, 2011.  As of January 31, 2011, we were advanced $120,000 under this agreement.  We repaid principal and interest in the amount of $125,436.71 on March 9, 2011.

On December 24, 2010, Phototron entered into a Promissory Note Payable on Demand with Woodman, a greater than 5% stockholder, pursuant to which Woodman loaned $20,000 to Phototron.  The note was payable on demand, bore interest at the rate of 8% per annum, and could be accelerated by Woodman in the event of Phototron’s breach of any of the terms of the note.  Phototron repaid the principal amount of the note without interest (which interest was waived by Woodman) on January 14, 2011.

In 2007, 2008 and 2009 Brian B. Sagheb loaned $3,000, $11,000 and $30,000, respectively, to Phototron.  Mr. Sagheb and Phototron did not enter into promissory notes with respect to these funds, and the parties have agreed that the loans shall not bear interest and shall be due upon Mr. Sagheb’s demand.  As of April 13, 2011, all of such indebtedness was outstanding.

Our board of directors conducts an appropriate review of and oversees all related party transactions on a continuing basis and reviews potential conflict of interest situations where appropriate.  Our board of directors has not adopted formal standards to apply when it reviews, approves or ratifies any related party transaction.  However, our board of directors believes that the related party transactions are fair and reasonable to our company and on terms comparable to those reasonably expected to be agreed to with independent third parties for the same goods and/or services at the time they are authorized by our board of directors."

10.
Please revise to update your disclosure concerning the revolving promissory note agreement with Woodman Management Corporation, including whether unpaid principal and interest has been repaid subsequent to the closing.

The Company acknowledges the Staff’s comment.  The Company intends to file the following revised disclosure in the Amendment:

“On March 5, 2010, we entered into a revolving promissory note agreement with Woodman Management Corporation, an affiliate of W-Net Fund I, LP., a greater than 5% stockholder.  Under the revolving note, we can borrow up to a maximum principal amount of $250,000.  Interest accrues from the date of any advances on any principal amount withdrawn, and on accrued and unpaid interest thereon, at the rate of 8% per annum, compounded annually.  All unpaid principal and interest was due on March 5, 2011.  As of January 31, 2011, we were advanced $120,000 under this agreement.  We repaid principal and interest in the amount of $125,436.71 on March 9, 2011.”

Securities and Exchange Commission
April 14, 2011

Listing, page 25

11.	Disclose the information required by Item 202 of Regulation S-K regarding your capital stock and other securities.

The Company acknowledges the Staff’s comment.  The Company intends to file the following disclosure in the Amendment:

“Description of Registrant’s Securities

As of April 13, 2011, our authorized capital stock consisted of:

•	200,000,000 shares of common stock, par value $0.0001 per share; and

•	10,000,000 shares of preferred stock, par value $0.0001 per share.

As of April 13, 2011, there were outstanding:

•	139,283,683 shares of common stock held by approximately 119 stockholders of record;

•	options to purchase 33,961,558 shares of common stock; and

•	no shares of preferred stock.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine.

Voting Rights

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders.  Cumulative voting for the election of directors is not provided for in our certificate of incorporation, as amended, which means that the holders of a majority of the voting shares voted can elect all of the directors then standing for election.

Securities and Exchange Commission
April 14, 2011

No Preemptive or Similar Rights

Holders of our common stock do not have preemptive rights, and our common stock is not convertible or redeemable.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Authorized but Undesignated Preferred Stock

We are authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions.  Our board of directors can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, by the affirmative vote of the holders of a majority of our capital stock entitled to vote, unless a vote of any other holders is required by our certificate of incorporation, as amended, or the Delaware General Corporation Law.  Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock.  The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.  We have no current plan to issue any shares of preferred stock.

Options

At April 13, 2011, there were outstanding options to purchase 33,961,558 shares of our common stock at a per share exercise price of approximately $0.019, with an expiration date of February 13, 2021.  Our board of directors may modify the exercise price of these options, provided that no modification may impair the optionee’s rights or increase the optionee’s obligations under an outstanding option agreement without the optionee’s consent.

Securities and Exchange Commission
April 14, 2011

Anti-takeover Provisions

Certain provisions of our certificate of incorporation, as amended, and Delaware law may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

Charter and Bylaw Provisions

Our certificate of incorporation, as amended, allows our board of directors to issue 10,000,000 shares of preferred stock in one or more series and with such rights and preferences including voting rights, without further stockholder approval.  In the event that our board of directors designates additional series of preferred stock with rights and preferences, including super-majority voting rights, and issues such preferred stock, the preferred stock could make our acquisition by means of a tender offer, a proxy contest or otherwise, more difficult, and could also make the removal of incumbent officers and directors more difficult.  As a result, these provisions may have an anti-takeover effect.  The preferred stock authorized in our certificate of incorporation, as amended, may inhibit changes of control that are not approved by our board of directors.  These provisions could limit the price that future investors might be willing to pay for our common stock.  This could have the effect of delaying, deferring or preventing a change in control.  The issuance of preferred stock could also effectively limit or dilute the voting power of our stockholders.  Accordingly, such provisions of our certificate of incorporation, as amended, may discourage or prevent an acquisition or disposition of our business that could otherwise be in the best interest of our stockholders.

Delaware Law

In addition, Delaware has enacted the following legislation that may deter or frustrate takeovers of Delaware corporations:

The Delaware General Corporation Law expressly permits our board of directors, when evaluating any proposed tender or exchange offer, any merger, consolidation or sale of substantially all of our assets, or any similar extraordinary transaction, to consider all relevant factors including, without limitation, the social, legal, and economic effects on the employees, customers, suppliers, and other constituencies of our company and its subsidiary, and on the communities and geographical areas in which they operate.  Our board of directors may also consider the amount of consideration being offered in relation to the then current market price for our outstanding shares of common stock and our then current value in a freely negotiated transaction.  Our board of directors believes such provisions are in our long-term best interests and the long-term best interests of our stockholders.

We are subject to the Delaware control share acquisitions statute.  This statute is designed to afford stockholders of public corporations in Delaware protection against acquisitions in which a person, entity or group seeks to gain voting control.  With enumerated exceptions, the statute provides that shares acquired within certain specific ranges will not possess voting rights in the election of directors unless the voting rights are approved by a majority vote of the public corporation’s disinterested stockholders.  Disinterested shares are shares other than those owned by the acquiring person or by a member of a group with respect to a control share acquisition, or by any officer of the corporation or any employee of the corporation who is also a director.  The specific acquisition ranges that trigger the statute are: acquisitions of shares possessing one-fifth or more but less than one-third of all voting power; acquisitions of shares possessing one-third or more but less than a majority of all voting power; or acquisitions of shares possessing a majority or more of all voting power.  Under certain circumstances, the statute permits the acquiring person to call a special stockholders meeting for the purpose of considering the grant of voting rights to the holder of the control shares.  The statute also enables a corporation to provide for the redemption of control shares with no voting rights under certain circumstances.”

Securities and Exchange Commission
April 14, 2011

Item 5.03

12.
We note that Phototron, Inc. used a different fiscal year from that used by Catalyst Lighting Group, Inc., the former public shell company.  Please either advise us or revise Item 5.03 to disclose the Registrant’s intent to change its fiscal reporting year.

The Company acknowledges the Staff’s comment.  The Company respectfully informs the Staff that on January 24, 2011, the Company’s board of directors authorized a change in the Company’s fiscal year, effective as of December 31, 2010, such that the Company’s fiscal year shall commence on January 1 of each calendar year and end on December 31 of each calendar year.  The Company filed on February 2, 2011 with the Commission a transition report on Form 10-K (file number 0-50385) covering the transition period from September 30, 2010 through December 31, 2010 as required by Rule 13a-10 of the Securities Exchange Act of 1934, as amended.  The Company filed on February 17, 2011 with the Commission a Current Report on Form 8-K (file number 0-50385) reporting the change in the Company’s fiscal year.

Exhibit 99.1

Financial Statements of Phototron, Inc.

13.
The merger of a private operating company into a non-operating shell corporation is considered to be a reverse recapitalization, that is, in substance it is a capital transaction of the private operating company.  The transaction is viewed as a stock split by the private operating company accompanied by the issuance of stock by the private operating company for the net assets/net liabilities of non-operating shell corporation.  In light of these changes to your capital structure subsequent to the December 31, 2010 balance sheet date, it appears the reverse recapitalization should be given retroactive effect in the historical financial statements of Phototron, Inc. in accordance with the guidance provided by SAB Topics 4C.  Please advise us.

The Company acknowledges the Staff’s comment.  The Financial statements of Phototron that were included in the 8-K were for the years ending December 31, 2010 and 2009.  These financial statements were for the period of time prior to the reverse merger, and when Phototron was still a privately held company.  These financial statements were filed as required by Article 8 of Regulation S-X.

Securities and Exchange Commission
April 14, 2011

The Company will account for the reverse merger with Phototron when it files its Quarterly Report on Form 10-Q for the three month period ending March 31, 2011.  Phototron will be deemed to be the acquiring company for accounting purposes and the merger will be accounted for as a reverse merger and a recapitalization in accordance with generally accepted accounting principles in the United States.  As such, the financial statements will reflect the historical results of Phototron prior to the merger and that of the combined company following the merger.  Common stock and the corresponding capital amounts of Phototron pre-merger will be retroactively restated at that time reflecting the exchange ratio in the merger.

Refer to the third and sixth paragraph of page 26, which appear to indicate the exercise price for 433,333 options to purchase your common Phototron common stock was reduced to a nominal value of approximately $0.019 per shares on March 9, 2011, the date on which trading in Phototron Holding common shares opened at $0.51 per share and closed at $1.01 per share.  Tell us how you plan to account for these options at the time of re-pricing on March 9, 2001.

The Company acknowledges the Staff’s comment.  The Company respectfully informs the Staff that pursuant to the merger of a wholly-owned subsidiary of the Company with and into Phototron on March 9, 2011, the Company assumed 433,333 options of Phototron issued and outstanding on the date of the merger, having an exercise price of $1.50 per share.  Those options now entitle their holders to purchase 33,961,558 shares of the Company’s common stock at a per share exercise price of approximately $0.019.  The adjustment in the number of shares underlying the options and the per share exercise price simply accounts for the assumption of such options in connection with the merger based on an exchange ratio of approximately 78.37 shares of the Company’s common stock for 1 share of Phototron’s common stock.

The Company periodically issues stock instruments to purchase shares of its common stock to employees for services.  Stock-based compensation is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period.  Fair value is determined based upon the trading price of the shares issued, or if an option, based upon a Black-Scholes-Merton option pricing model.  Options to purchase shares of the Company’s common stock vest and expire according to the terms established at the grant date.

Securities and Exchange Commission
April 14, 2011

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Amendment;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Amendment; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *   *

We hope the above has been responsive to the Staff’s comments.  If you have any questions or require any additional information or documents, please telephone the undersigned at (818) 444-4509.

Sincerely,

/s/ Louis Wharton
Louis Wharton

cc:     Brian B. Sagheb